51-102F3 MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Quaterra Resources Inc. (the “Company”)
1100 – 1199 West Hastings Street
Vancouver, BC V6E 3T5

Item 2 Date of Material Change

June 13, 2014

Item 3 News Release

A news release was issued in Vancouver, British Columbia on June 16, 2014.

Item 4 Summary of Material Change

The Company announced that it has signed a membership interest option agreement with Freeport-McMoRan Nevada LLC which sets out terms for due diligence and for exploration of its Yerington Copper Project in Nevada.

Item 5 Full Description of Material Change

See news release attached.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

The following officer of the Company is knowledgeable about the material change disclosed in this report: Lawrence Page, Corporate Secretary, Tel: (604) 684-9384.

Item 9 Date of Report

June 19, 2014